EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Time Sensitive Materials

Depositary’s Notice of

Annual Shareholders’ Meeting of

Stora Enso Oyj

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	86210M106.

ADS Record Date:	January 31, 2003.

Meeting Specifics:	Annual General Meeting – March 20, 2003 at 4:00 P.M. (Finnish time) at Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on March 7, 2003.

Deposited Securities:	Series R Shares, without nominal value, of Stora Enso Oyj, a company incorporated in the Republic of Finland (the “Company”).

ADS Ratio:	1 Series R Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Nordea Plc, Finland.

Deposit Agreement:	Deposit Agreement, dated as of August 24, 2000, by and among the Company, the Depositary and all Holders and Beneficial Holders of ADSs, evidenced by ADRs, issued thereunder.

To be counted, your ADS Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on March 7, 2003.

AS AN IMPROVEMENT TO THE PREVIOUS VOTING PROCESS, BLOCKING OF THE ADSs IS NO LONGER REQUIRED. BEING A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON MARCH 7, 2003 AND HAVING PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE AUTOMATICALLY ENSURES THAT THE ADR HOLDER WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE.

The enclosed materials are provided to allow you to vote at the Annual General Meeting (the “Meeting”) of the Company. There are three ways to vote:

a)	Through the Internet (available only if you hold your ADRs directly) as follows:
•	Access www.citibank.com/adr;
•	Click on “Investors” and then click on “Voting by Internet”;
•	Input the Voter Control Number (located on the bottom portion of your proxy card); and
•	Complete the Voting Instructions provided on the Internet site by the ADS Voting Deadline (March 7, 2003, 10 A.M.)

•	An ADR Holder who holds his/her ADSs through a custodian, broker or other agent should, in order to vote through the Internet, refer to other information provided by his/her agent.

b)	By Voting Card sent via mail, as follows:
•	Complete all of the required information on the Voting Card;
•	Sign the Voting Card; and
•	Return the Voting Card by the ADS Voting Deadline (March 7, 2003, 10 A.M.) to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395.

•	An ADR Holder who holds his/her ADSs through a custodian, broker or other agent may have special instructions from his/her agent.

c)	On the Telephone if you are a registered ADR Holder, i.e. you hold your ADSs directly, follow these instructions:
•	Call the telephone voting access number: 1-877-779-8683;
•	Press the Voter Control Number (located on the bottom portion of your proxy card); and
•	Complete the Voting Instructions as indicated on a recording by the Voting Deadline (March 7, 2003, 10 A.M.).

•	If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

(d)	Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached “Questions and Answers on the Voting Process.”

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•	Certifying that you are a record holder of ADSs as of the close of business on March 7, 2003;

•	Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of March 10, 2003;
•	Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and
•	Authorizing and directing the Depositary to disclose your account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR INTERNET VOTING INSTRUCTIONS OR TELEPHONE VOTING INSTRUCTIONS OR VOTING CARD WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS, AND ACCOUNT NUMBER.

Please note that Sections 4.10 and 5.3 of the Deposit Agreement provide that in connection with the Meeting:

•	Holders at the close of business of the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs;
•	the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith; and
•	each ADR Holder agrees that neither the Depositary nor its custodian shall have any responsibility for any Deposited Securities that are transferred to the Register of Shareholders of the Company pursuant to any such instructions.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-800-328-5822.

You may also find additional information on Citibank’s website www.citibank.com/adr/.

For more information about Stora Enso, please visit www.storaenso.com/investors.

In the proxy material the Company has included:

Financial results for 2002 press release from January 30, 2003

Key Facts presentation material

Company’s Notice of Meeting

* * * * * * * * * *

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

[STORA ENSO OYJ LOGO]	[ClTlBANK LOGO]

Questions and Answers on the Voting Process

How does an ADR Holder vote?

Through the Internet

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing Citibank’s World Wide Web site www.citibank.com/adr. Click on “Investors” and then on “Voting by Internet” and complete the Voting Instructions by the ADS Voting Deadline of March 7, 2003. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

By Voting Card sent via mail

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it in the envelope provided herewith, by the ADS Voting Deadline of March 7, 2003. If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions from such agent.

By Telephone Voting

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-877-779-8683. Input the Voter Control Number (located on the bottom portion of your proxy card) and complete the Voting Instructions by the Voting Deadline of March 7, 2003. If you hold your ADSs through a Custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

By attending the Meeting in Person

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by canceling temporarily your ADSs and becoming a direct and registered shareholder of the Company’s Series R Shares on the Register of Shareholders of the Company by March 10, 2003. If you wish to cancel your ADSs and attend the Meeting in person, please contact ADR Services at 1-800-328-5822 to cancel your ADSs and also contact the Company to give notice of your attendance by March 17, 2003 at 12 A.M. (Finnish time) as indicated in the Company’s Notice of Annual General Meeting.

What happens if the Internet Voting Instructions or the Voting Card or the Telephone Voting Instructions are incompletely executed? What must the Internet Voting Instructions or the Voting Card or the Telephone Voting Instructions contain in order to be completely executed?

If you do not provide all the information requested in the Internet Voting Instructions or the Voting Card or the Telephone Voting Instructions, your votes will not be counted.

The following information (included in your Internet Voting Instructions or on your Voting Card or on your Telephone Voting Instructions) is required for the votes to be counted:

•	Signature (only applicable for written instructions);
•	Address;
•	Number of Deposited Shares held; and
•	Account Number.

The address and account number must be provided for the “beneficial owner” – the person or entity (corporation, partnership, etc.) owning the beneficial interest in the ADSs.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address of the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs. Brokers, custodians or other agents fulfilling these requirements should also fill in the “Agent Authorization Form” separately provided to the agent.

“Householding” of shareholder documents

In December 2000, the Securities and Exchange Commission adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as “householding”.

This year, a number of custodians, brokers and other agents with account holders who are Stora Enso ADR Holders will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be “householding” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you wish to revoke your consent and start receiving your own set of shareholder documents, please follow the following instructions:

Registered ADR Holders

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please contact Citibank’s ADR Services at the toll-free number 1-800-328-5822 between the hours of 8:30am and 6pm Eastern time. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please see the enclosed leaflet entitled “Important Notice Regarding Delivery of Shareholder Documents” with respect to future mailings of Stora Enso’s shareholder documents. The notice explains what you must do to receive a single set of shareholder documents at your household.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

Questions and Answers for items on agenda and notice of attendance for AGM 2003

1.	Which accounting principles are used for Stora Enso’s financial statements?

A: Stora Enso’s financial statements are prepared in accordance with international accounting standards (IAS). A U S . GAAP reconciliation is made for the annual accounts and is available in the Annual Report on Form 20-F.

The full-year results are attached to the proxy material. The annual report is available at www.storaenso.com/2002 on 6 March 2003.

2.	What is the proposed dividend for 2002?

A: The proposed dividend for the year 2002 is EUR 0.45. It is in line with Stora Enso’s dividend policy announced in the Company’s Annual Report.

3.	When will the dividend be paid?

A: The dividend payment will be made by the Company on 4 April 2003. ADR holders are expected to receive the dividend from their brokers around 9 April 2003. The dividend is paid once a year.

4.	What does “discharge of the members of the Board of Directors and the CEO from liability” mean?

A: This is one of the standard matters that, according to Finnish law, must be discussed and resolved at each Annual General Meeting. In principle, the resolution provides a release from liability for the Chairman, members of the Board and the CEO, for matters which occurred within financial year 2002, and are known to Stora Enso or the shareholders when the resolution is presented.

5.	Is it possible for ADR holders to vote on the remuneration of members of the Board of Directors?

A: No. A proposal regarding remuneration will be made at the Annual General Meeting. It is, therefore, not possible for ADR holders to vote on this item.

6.	Is it possible for ADR holders to vote on the proposal of membership and number of members comprising the Board of Directors or on the proposal of number of auditor or proposed auditor?

A: Yes. Under items 5, 6, 8, and 9 an ADR holder may either cast a vote to support the proposal made by the shareholders representing over 50% of the votes in Stora Enso, or abstain. ADR holders cannot vote against the proposal as it is only possible to make counter proposals at the Annual General Meeting. The proposal is published in the Notice of Annual General Meeting, which is attached to the proxy material.

7.	Why is share capital reduced through cancellation of repurchased shares?

A: Through the cancellation of repurchased shares, the number of shares in issue will decrease, thus enhancing share performance return.

8.	Why is authorisation required for repurchase and disposal of shares?

A: As a Finnish Company, Stora Enso may not repurchase or dispose of its own shares without shareholder approval. The Stora Enso Board of Directors proposes the extension of the authorisations it currently holds to repurchase and/or dispose of the Company’s shares. Such authorisations are valid for a one year period. Cancellation of repurchased shares always requires a shareholder resolution.

9.	When will the repurchases be carried out?

A: The Board of Directors will make a separate decision regarding the beginning of the share repurchases. The repurchases may be started only 7 days after such decision. Should the Board of Directors decide to use the authorisation, it will be separately announced to the share holders.

10.	Why are the Articles of Association to be amended?

A: The changes relating to the notice of attendance and summons to the General Meeting of Shareholders are proposed in order to obtain more flexibility for the arrangements of the General Meeting of Shareholders.

Currently Stora Enso’s Board of Directors must annually decide on a share conversion period, which cannot be more than one month. The Board proposes a continuing conversion period in order to give shareholders more flexibility to execute possible conversions.

11.	What does conversion of A shares into R shares mean?

A: Conversion of A shares into R shares is voluntary. The A shares will be converted only at the request of the shareholder. The conversion ratio is 1:1, thus the number of shares held and the right to dividends will remain unchanged, whereas the shareholder’s total number of votes will decrease. No monetary compensation is paid for converted A shares. Since ADRs represent R shares, conversion is not applicable for ADRs.

CLAES DÄHLBACK has acted as the Chairman of Stora Enso’s Board of Directors since December 1998.

Born 1947. M.Sc. (Ec.), Dr. (h.c.)

Chairman of Investor AB

Chairman of the Board of Vin & Sprit, Gambro and EQT Funds; Member of the Board of Findus

Chairman of the Stora Enso Compensation Committee

KRISTER AHLSTRÖM has acted as the Vice Chairman of Stora Enso’s Board of Directors since December 1998.

Born 1940. M.Sc. (Eng), Dr. h.c. (Techn.), Dr.h.c. (Arts)

Former Chairman and CEO of A. Ahlstrom Corporation

Member of the Board of Nordea Securities Corporation,

EQT Finland and NKT Holding, Denmark and several other international institutions

Member of the Stora Enso Compensation Committee

HARALD EINSMANN has been a member of Stora Enso’s Board of Directors since December 1998.

Born 1934. Ph.D. (Econ.)

Member of the Board of British American Tobacco, EMI Group and Tesco Ltd

Member of the Stora Enso Compensation Committee

BJÖRN HÄGGLUND has acted as the Deputy Chief Executive Officer of Stora Enso since December 1998.

Born 1945. Dr. (For.)

Member of the Board of the Federation of Swedish Forest Industries and the Confederation of European Paper Industries

JUKKA HÄRMÄLÄ has acted as the Chief Executive Officer of Stora Enso since December 1998.

Born 1946. BSc. (Econ.), Dr. h.c.(Techn.), Dr. h.c. (Econ.)

Member of the Board of the Finnish Forest Industries Federation; Vice Chairman of the Board of Finnlines; Member of the European Round Table of Industrialists

GEORGE W. MEAD has been a member of Stora Enso’s Board of Directors since August 2000.

Born 1927. M.Sc. (Paper Chem.), B.Sc. (Chem.)

Former Chairman of the Board of Consolidated Papers, Inc.

ILKKA NlEMl has been a member of Stora Enso’s Board of Directors since March 2001.

Born 1946. M.Sc. (Econ.)

Independent consultant

Chairman of the Board of Motiva Oy

Member of the Stora Enso Financial and Audit Committee

PAAVO PITKÄNEN has been a member of Stora Enso’s Board of Directors since December 1998

Born 1942. M.Sc. (Math.)

President and CEO of Varma-Sampo Mutual Pension Insurance Company

Member of the Board of Sampo plc and Wärtsilä

Member of the Stora Enso Financial and Audit Committee

JAN SJÖQVlST has been a member of Stora Enso’s Board of Directors since December 1998.

Born 1948. MBA

CEO of Swedia Networks AB

Member of the Board of SSAB Svenskt Stål AB, Swedia Networks AB, Green Cargo AB, Lannebo fonder AB and Cell Network AB

MARCUS WALLENBERG has been a member of Stora Enso’s Board of Directors since December 1998.

Born 1956. BSc. (Foreign Service)

President and CEO of Investor AB

Member of the Board of Saab AB, Scania AB, Skandinaviska Enskilda Banken AB, Ericsson and the Knut and Alice Wallenberg Foundation

Member of the Stora Enso Financial and Audit Committee

Proposed new member of the Board of Directors:

BARBARA KUX

Born 1957. MBA, INSEAD

Swiss-born Mrs. Kux, executive director at Ford Motor Company in Germany, has extensive experience of top management positions. She has held executive positions in Switzerland at Nestle and ABB overseeing manufacturing, sales, distribution and service operations in European countries before joining Ford. Her background includes a master of business administration degree from INSEAD, as well as several years as a McKinsey & Co consultant in Germany.

Barbara Kux is also a non-executive director of Hero, a listed Swiss food company, and INSEAD.

☒	your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1	N/A	N/A	N/A	6	☐	N/A	☐
2	☐	N/A	☐	7	N/A	N/A	N/A
3	☐	N/A	☐	8	☐	N/A	☐
4	☐	☐	☐	9	☐	N/A	☐
5	☐	N/A	☐	10	☐	☐	☐
				11	☐	☐	☐
				12	☐	☐	☐
				13	☐	☐	☐

SIGNATURE(S)                                                                                                                                                                               DATE

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _ _ _ _ _ _ _

DETACH HERE

1.	Presentation of the annual accounts and the auditor’s report.
2.	Approval of the income statement and balance sheet of the parent company and the consolidated income statement and balance sheet.
3.	Approval of the disposal of the year’s profit and of the distribution of a dividend of EUR 0.45, and payment of dividend.
4.	Approval of the resolution concerning discharge of the members of the Board of Directors and the CEO from responsibility.
5.	Approval of the number of the members of the Board of Directors (11).
6.	Approval of the number of the auditors (1).
7.	Approval of the resolution on the remuneration for the members of the Board of Directors and auditors.
8.	Approval of the election/appointment of the members of the Board of Directors, as set forth in the Company’s Notice of Meeting enclosed herewith.
9.	Approval of the election/appointment of the auditors, as set forth in the Company’s Notice of Meeting enclosed herewith.
10.	Approval of the proposal authorizing the Board of Directors to reduce the Company’s share capital through the cancellation of shares, as set forth in the Company’s Notice of Meeting enclosed herewith.
11.	Approval of the proposal authorizing the Board of Directors to repurchase shares in the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.
12.	Approval of the proposal authorizing the Board of Directors to dispose of shares in the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.
13.	Approval of the Amendments to the Articles of Association, as set forth in the Company’s Notice of Meeting enclosed herewith.

*	The Company has informed the Depositary that ADR holders cannot vote against the above-mentioned proposals as it is only possible to make counter proposals at the AGM on items 2, 3, 5, 6, 8 and 9.

To be signed, completed and returned to Citibank, N.A., as Depositary, P.O. Box 8527, Edison, New Jersey 08818-9395, prior to 10:00 A.M. (New York City time) on March 7, 2003 for action to be taken.

2003 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Stora Enso Oyj (the “Company”)

CUSIP No.:	8621OM106.
ADS Record Date:	January 31, 2003.
Meeting Specifics:	Annual General Meeting – March 20, 2003 at 4:00 P.M. (Finnish time) at Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of August 24, 2000.
Deposited Securities:	Series R Shares, without nominal value, of the Company.
Custodian:	Nordea Plc, Finland

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares (the “ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Annual General Meeting and by signing the reverse side hereof (i) certify that you are a holder of ADSs as of March 10, 2003 (the “Finnish Record Date”) and (ii) irrevocably authorize and direct the Depositary to:

(1)          cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated hereof;

(2)          to temporarily record the Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on March 10, 2003; and

(3)          disclose your account number to the Depositary, the Company, and the Finnish Registrar for the purpose of registering your name on the Register of Shareholders of the Company.

DETACH HERE

Dear Shareholder:

Stora Enso Oyj encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

To vote your shares electronically, you must use the voter control number on the other side of the card, just below the perforation, to access the system.

1.        To vote over the Internet:

   •         Log on to the Internet and go to the web site http://www.citibank.com/adr

   •         Click on “Investors” and the click on “Voting by Internet” and follow the instructions.

2.        To vote by telephone:

   •         On a touch-tone telephone, simply dial 1-877-779-8683 and follow the instructions. When you are finished        voting, your vote will be confirmed and the call will end.

If you choose to vote your shares electronically, there is no need to mail back your proxy card.

Your vote is important. Thank you for voting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2003	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel